SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2007.
Or
☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                           to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING
RETIREMENT INCOME PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE GOLDMAN SACHS GROUP, INC
85 Broad Street
New York, NY 10004

Goldman Sachs
Employees’ Profit Sharing
Retirement Income Plan
Financial Statements
November 30, 2007 and 2006

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Index
November 30, 2007 and 2006

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) as of November 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans in 2007”. Therefore, the presentation of the 2007 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.
As discussed in Note 2 to the financial statements, the Plan has adopted SFAS No. 157 “Fair Value Measurements”.

/s/  PricewaterhouseCoopers, LLP
New York, NY
May 27, 2008

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Statements of Net Assets Available for Benefits
November 30, 2007 and 2006

(in thousands)	As of November
	2007	2006

Assets
Interest in Goldman Sachs Profit Sharing Master Trust (Note 3)	$4,236,914	$3,822,344

Receivables
Employer contributions, net	67,610	62,624
Employee contributions	49,033	43,553

Total receivables	116,643	106,177

Net assets available for benefits at fair value	4,353,557	3,928,521

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	538	4,974

Net assets available for benefits	$4,354,095	$3,933,495

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Statements of Changes in Net Assets Available for Benefits
November 30, 2007 and 2006

(in thousands)	For the Year Ended November
	2007	2006

Additions
Interest in net investment profit of Goldman Sachs
Profit Sharing Master Trust (Note 3)	$288,677	$433,537
Contributions
Employer, net	67,578	62,650
Employee	186,090	165,606

	253,668	228,256

Total additions	542,345	661,793
Deductions
Benefits paid	158,120	147,273

Total deductions	158,120	147,273

Net increase	384,225	514,520

Asset transfers due to 2007 plan merger	36,375	—

Net increase after asset transfers	420,600	514,520

Net assets available for benefits
Beginning of year	3,933,495	3,418,975

End of year	$4,354,095	$3,933,495

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements
November 30, 2007 and 2006

1.	Plan Description
The following description of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Items referenced “as defined” are defined in our Plan document or are separate provisions to the Plan.
The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan is a defined contribution plan to which participants, in addition to rolling over contributions from other qualified plans, may elect to make pre-tax 401(k) contributions each year based on their compensation, as determined under the Plan. Effective January 1, 2006 the Plan was amended to allow participants to make 401(k) contributions on both a pre-tax 401(k) and an after-tax Roth 401(k) basis. In addition, The Goldman Sachs Group, Inc. (the “Firm”) contributes to the Plan a discretionary percentage, to be determined each year, of each participant’s Profit Sharing Compensation, as defined (the “Profit Sharing Contribution”). The Firm made a Profit Sharing Contribution on behalf of eligible participants equal to a percentage not greater than 24% of their Profit Sharing Compensation for each of the Plan Years ended November 30, 2007 and November 24, 2006.
The Plan’s “Plan Year” is the 12-month period ending on the last Friday in November (i.e., the last day of the 2007 and 2006 Plan Years was November 30, 2007 and November 24, 2006, respectively). As the information required to prepare the financial statements is available only on a month-end basis, the financial statements have been presented as of and for the 12-month periods ended November 30, 2007 and 2006.
The Plan’s Retirement Committee, as defined (the “Committee”), monitors the investment objectives and performance of the Plan’s individual investment options. The Committee is made up of employees of the Firm or its affiliates, including, in some cases, senior management of the Firm or its affiliates. Hewitt Associates, LLC is the recordkeeper of the Plan.
Participants direct the investments of their and the Firm’s contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the “Trust”). Participants’ directed investments are managed in mutual funds, collective trusts and managed accounts.
The Plan also offers participants the option to invest in the Company Stock Fund, a separately managed account, which primarily invests in shares of the Firm’s common stock. In accordance with a policy adopted by the Committee, no more than 25% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 25% of his or her total investment balance into the Company Stock Fund. Effective March 1, 2007, the Plan reduced the Company Stock Fund investment limit from 25% to 20% of the participant’s total investment balance. In addition, participants’ abilities to make decisions in investment activities in the Company Stock Fund are suspended during the “black-out” periods that are part of the Firm’s compliance procedures designed to avoid violations of applicable securities laws.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

Eligibility
Under the Plan’s provisions, employees are eligible, as determined under the Plan document, to participate in the Profit Sharing Contribution generally upon completing one Year of Service, as defined, attaining age 21 and provided they are employed on the last day of the Plan Year. Employees become eligible to make additional pre-tax 401(k) and after-tax Roth 401(k) contributions to the Plan as of the first day of the month after they join the Firm as employees.
Vesting
Participants are fully vested in their own contributions at all times and are fully vested in the Firm’s contributions after three Years of Service, as defined. Forfeitures of terminated participants’ non-vested Firm contributions can be used to reduce employer contributions. Upon regular or disability retirement, death or termination, each participant or beneficiary may receive a lump-sum amount equal to the vested value of the funds allocated to the account or may receive periodic distributions from the Plan. As of November 30, 2007 and 2006 forfeited non-vested accounts totaled $229,378 and $871,332, respectively.
Benefits
Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. The Profit Sharing Contribution and net earnings of each investment option are credited to participants’ accounts based on their Profit Sharing Compensation and their percentage holdings in each option, respectively.
Loans
Each participant in the Plan is permitted to borrow from $1,000 to $50,000, reduced by (i) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Profit Sharing Contributions) or (b) the balance in the participant’s pre-tax 401(k) and Rollover Contribution accounts. A participant may not borrow any amounts attributable to after-tax Roth 401(k) contributions or to the Firm’s Profit Sharing Contributions. Interest on loans is fixed at the prevailing prime rate of interest plus 1% for the life of the respective loan. Loans generally must be repaid within five years or in some cases ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.
Trust Agreement
The Plan’s investments are included in the Trust which is subject to a trust agreement (the “Trust Agreement”) with State Street Bank & Trust Company (the “Trustee”). The Plan’s percentage of the Trust’s investments is specified in Note 3.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

2.	Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Certain reclassifications have been made to previously reported amounts to conform to the current period presentation for purposes of these financial statements.
Use of Estimates
These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting periods. The most important of these estimates and assumptions relate to fair value measurements of the Plan investments. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.
Employer Contributions
The Employer contributions receivable is presented on the Statements of Net Assets Available for Benefits, net of the forfeited non-vested account balances, if applicable, as of November 30, 2007 and 2006.
Investments of the Trust
The investments of the Trust are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of November 30, 2007 and 2006. Units held in collective trusts are valued at the unit value as reported by the investment managers as of November 30, 2007 and 2006.
Investments in managed accounts are described below:
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest.
Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Trust’s investment manager’s best estimates.
Forward foreign currency contracts are valued at fair value, as determined by the Trust’s investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.
Swap contracts are valued at fair value, as determined by the Trust’s investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.
Money market mutual funds are valued using the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.
Participant loans are valued at cost, which approximates fair value.
Purchases and sales of the investments within the Trust are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Note 3 presents the net appreciation/(depreciation) in the fair value of Trust investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Due from/to brokers
Due from brokers and due to brokers and other payables may include cash or securities maintained with brokers and counterparties for margin account balances, collateral held in conjunction with the Trust’s investment portfolio, and the amounts due to brokers for the settlement of purchase and sale transactions. These balances are not considered cash and short-term investments of the Plan. Certain due from brokers unsettled securities transactions, have been reported on a net-by-counterparty basis, where, in accordance with contractual rights and/or investment manager’s opinion, there is a right of offset in the event of bankruptcy or default by the broker. As of November 30, 2007, the Trust’s due from brokers and due to brokers and other payables balances were $10,111,928 and $373,749,333 respectively, which primarily represented amounts owed for unsettled securities transactions. As of November 30, 2006, the Trust’s due from brokers and due to brokers and other payables balances were $21,567,723 and $553,164,132, respectively, which primarily represented amounts owed for unsettled securities transactions.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

Other
Investment advisory expenses incurred by the managed accounts and collective trusts of the Plan are borne by the Plan participants through the Trust and are included in Interest in Net Investment Profit of the Trust on the Statements of Changes in Net Assets Available for Benefits. The investment managers of the U.S. Equity Hedge Fund Option, Technology Hedge Fund Option, Multi-Market Hedge Fund Option, Multi-Strategy Hedge Fund Option, Global Equity Long - Short Hedge Fund Option and Global Relative Value Fund Option (each of which is a separate account managed on behalf of the Plan), charge fixed asset-based management fees plus annual incentive fees of up to 15% to 20% of the net investment income earned, if any, by each fund. Other administrative fees are paid by the Firm.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. As of December 1, 2007, the Plan has adopted SFAS No. 157, “Fair Value Measurements”. (See Note 5 “Fair Value Measurements”) There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.
On December 29, 2005, the FASB issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” The Plan adopted the FSP effective November 30, 2007 and applied the guidance retroactively to the prior period for purposes of these financial statements. The FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value with an offsetting asset or liability in the Statement of Net Assets Available for Benefits. Implementation of this FSP had no net impact on the net assets of the Plan and only affects the presentation of the investments within the Trust’s Statements of Net Assets Available for Benefits in the Trust footnote.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

3.	Master Trust
The Trust includes the assets of the following plans:
•	Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

•	Goldman Sachs Money Purchase Pension Plan
The Trust was owned solely by these two plans as of November 30, 2007 and 2006.
Investment assets of the Trust are allocated to the participating plans based on each participating plan’s specific interest in the Trust. Investment income of the Trust is allocated to the Plan based upon the proportion of net assets of the Plan to the net assets of the Trust on a daily or monthly basis in accordance with the Trust Agreement. As of November 30, 2007 and 2006, the Plan’s interest in the net assets of the Trust was approximately 88.22% and 88.46%, respectively.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

The following presents the Trust’s Statements of Net Assets Available for Benefits at fair value:

(in thousands)	As of November
	2007	2006

Assets
Investments, at fair value
Mutual funds	$1,400,461	$1,353,657
Collective trusts	1,350,437	999,082
Managed accounts
Cash and short-term investments	683,228	752,757
Common and preferred stocks	1,052,420	1,170,938
Fixed income securities	48,083	54,812
Guaranteed investment contracts	70,671	179,817
Money market and other mutual funds	7,220	9,073
Collective trusts	639,366	505,599
Derivative contracts	217,554	92,339
Loans to participants	20,813	19,368

Total investments	5,490,253	5,137,442
Interest and dividends receivable	6,844	5,163
Due from brokers	10,112	21,568

Total assets and other receivables	5,507,209	5,164,173
Liabilities
Investments sold, but not yet purchased, at fair value
Managed accounts
Common and preferred stocks	110,490	190,833
Fixed income securities	6,403	9,744
Derivative contracts	214,035	89,118

Total investments	330,928	289,695
Due to brokers and other payables	373,749	553,164
Total liabilities	704,677	842,859

Net Trust assets available for benefits at fair value(1)	$4,802,532	$4,321,314

(1) As of November 30, 2007 and 2006, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan’s interest in the Net Trust assets available for benefits at fair value was approximately 88.22% and 88.46%, respectively.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

The following presents net investment profit/(loss) for the Trust:

(in thousands)	For the Year Ended November
	2007	2006

Net appreciation/(depreciation) of investments

Mutual funds	$(41,282)	$133,742
Collective trusts	97,230	98,001
Managed accounts
Common and preferred stocks	98,834	174,388
Fixed income securities	(4,710)	3,730
Derivative contracts	(907)	(18,344)
Collective trusts	(80)	(1,118)
Money market and other mutual funds	(2,070)	(1,174)

Total	147,015	389,225

Investment income/(expense)

Interest on GICs	32,111	31,356
Interest and dividends	189,825	103,567
Investment management fees and other expenses	(40,036)	(36,825)

Net investment profit	$328,915	$487,323

Investments that represented 5% or more of net assets available for benefits as of November 30, 2007 and 2006 were the Plan’s interest in the Trust. Trust investments in loans and the Company Stock Fund (see Note 7) are 100% allocable to the Plan.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

4.	Plan Termination
The Firm intends to continue the Plan indefinitely but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm’s contributions and the related investment income as required by ERISA.
5.	Fair Value Measurements
As of the beginning of the fiscal year ended November 30, 2007 the Plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level within the fair value hierarchy the Trust investment assets and investment liabilities at fair value, as of November 30, 2007. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Total Trust investment assets at fair value classified within level 3 were $695,803,822, as of November 30, 2007, which primarily consists of the Trust’s Stable Value Fund collective trusts and guaranteed investment contracts holdings. Such amounts were 13% of “Total investment assets” on the Trust’s statements of net assets available for benefits at fair value as of November 30, 2007.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

(in thousands)	Investment Assets at Fair Value as of November 2007
	Level 1	Level 2	Level 3		Total

Mutual Funds	$1,281,930	$118,531	$—		$1,400,461
Collective Trusts	1,350,437	—	—		1,350,437
Managed Accounts
Cash and short-term investments	682,756	472	—		683,228
Common and preferred stocks	1,043,291	1,543	7,586	(1)	1,052,420
Fixed income securities	12,117	35,966	—		48,083
Guaranteed investment contracts	—	—	70,671	(2)	70,671
Money market and other mutual funds	7,220	—	—		7,220
Collective trusts	21,819	—	617,547	(2)	639,366
Derivative contracts	6,029	211,525	—		217,554
Loans to participants	—	20,813	—		20,813

Total investment assets at fair value	$4,405,599	$388,850	$695,804	(3)	$5,490,253

(1)	Principally consists of private placement investments.
(2)	Principally consists of investments in non-public investment vehicles.
(3)	Level 3 assets were 13% of Total investment assets at fair value.

(in thousands)	Investment Liabilities at Fair Value as of November 2007
	Level 1	Level 2	Level 3	Total

Investments sold, but not yet purchased, at fair value
Managed accounts
Common and preferred stocks	$110,472	$18	$—	$110,490
Fixed income securities	1,179	5,224	—	6,403
Derivative contracts	1,581	212,454	—	214,035

Total investment liabilities at fair value	$113,232	$217,696	$—	$330,928

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Trust’s level 3 investment assets for the year ended November 30, 2007. As reflected in the tables below, the net unrealized gain on level 3 investment assets and investment liabilities was $5,001,247. This was comprised of net unrealized gains on collective trusts of $3,569,391, net unrealized gains on guaranteed investment contracts of $1,501,428, and net unrealized losses on private placement investments of $69,572 for the year ended November 30, 2007.

(in thousands)	Level 3 Investment Assets and Investment Liabilities
	Year Ended November 30, 2007
	Common and	Guaranteed
	Preferred	Investment	Collective
	Stocks	Contracts	Trusts	Total

Balance, beginning of year	$—	$179,817	$483,117	$662,934
Realized gains / (losses)	—	7,988	26,186	34,174
Unrealized gains / (losses) relating to instruments still held at the reporting date	(70)	1,501	3,570	5,001
Purchases, issuances, and settlements	7,656	(118,635)	104,674	(6,305)
Transfers in and / or out of level 3	—	—	—	—

Balance, end of year	$7,586	$70,671	$617,547	$695,804

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

6.	Description of the Plan’s Investment Contracts
The Plan’s Stable Value Fund (the “Fund”) invests in a variety of stable value products, including guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, synthetic GICs with similar characteristics, and a stable value collective investment trust.
Traditional GICs are investment contracts backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).
A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Dwight Target 2 and Dwight Target 5 Funds). The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.
A stable value collective investment trust is a commingled investment vehicle that provides liquidity at contract value. The Fund owns units of the SEI Stable Asset Fund as its short term liquidity vehicle.
Variables that Impact Future Crediting Rates:
Primary variables impacting future crediting rates of wrap contracts include:
–	current yield of the underlying assets within the wrap contract
–	duration of the underlying assets covered by the wrap contract
–	existing difference between the market value and contract value of the underlying assets within the wrap contract.
The Fund’s Traditional GICs do not experience fluctuating crediting rates.
Crediting Rate Calculation Methodology:
The Fund uses the following formula to calculate future crediting rates for the wrap contracts:
CR = [(1+Y)*(MV/CV)^(1/D)]-1-Fees
CR = crediting rate
MV = market value of underlying assets
CV = contract value
D = weighted average duration of the portfolio
Y = weighted average annual effective yield to maturity of the underlying portfolio
The net crediting rate reflects fees paid to wrap contract issuers.
Traditional GICs provide a fixed rate of interest over the term to maturity of the contract.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

Basis & Frequency of Determining Interest Crediting Rates:
The wrap contract crediting rates are reset on a staggered, quarterly, basis, with one of the three contracts resetting every month.
Traditional GICs do not reset their crediting rates.
Minimum Crediting Rates:
Wrap contracts provide an interest rate floor of zero percent.
Relationship Between Future Crediting Rates and Adjustment Between Fair Value (Market Value) and Contract Value:
The crediting rate of the wrap contracts will track current market yields on a trailing basis. The rate reset allows the contract value of the underlying assets to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.
Limitations on the Ability of the Fund to Transact at Contract Value
The benefit-responsive investment contracts, including the traditional GICs and wrap contracts, which are agreements with insurance companies and other financial institutions are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals permitted under the Plan will be paid at contract value. In addition to certain wrap agreement termination provisions discussed below, wrap contracts provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events which may trigger such a market value adjustment, such events include all of the following: (i) amendments to the Plan documents or Plan’s administration; (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the plan sponsor (“employer initiated event”), for the purposes of the Plan’s contracts “employer initiated events” are defined as follows: is defined as only (1) a change of employment status due to (a) the transfer or other change of employment from an employer to a parent, subsidiary or any company under common ownership or control with the employer or (b) a spin-off, sale or merger of any unit of the employer where a withdrawal is the result of a transfer to another plan unless, in any of these cases, there is a cessation of employment constituting a “separation from service” for purposes of Section 401(k) or Section 402 of the Internal Revenue Code of 1986, as amended, or (2) a partial or full Plan termination which is not the result of financial hardship, such as a court ordered liquidation under applicable bankruptcy or insolvency statutes. (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the fund. At this time, the Plan Sponsor does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

Terminations at other than Contract Value
GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the Fund may elect to convert such termination to an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination. The wrap contracts permit the issuer or investment manager to elect at any time to convert the underlying assets to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying assets on the date of the amortization election (“Amortization Election”). After the effective date of an Amortization Election, the underlying assets must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the underlying assets by such termination date.
Average Yield Calculation

	Year ended
Average yields for Stable Value Fund	November 30,
	2007	2006
Based on actual earnings(1)	5.39%	5.56%
Based on interest rate credited to participants(2)	5.21%	5.34%
1) Computed by dividing the annualized one-day actual earnings of the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.
2) Computed by dividing the annualized one-day earnings credited to participants in the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

7.	Related Party Transactions
An affiliate of the Firm manages several mutual fund investment options within the Trust. These investments include the Money Market, Short Duration Bond, Core Bond, High Yield Bond, Large Cap Structured Equity, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Growth Equity, Mid Cap Value Equity, and Real Estate Equity, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid, or are payable by the Plan through the Trust for investment management services relating to these funds for periods ended November 30, 2007 and 2006, however, investment advisory fees may be paid from the funds to the Firm or its affiliates. Effective December 21, 2007, the Small Cap Structured Equity Fund was removed from the Plan’s list of investments.
In addition, an affiliate of the Trustee manages several investment options within the Trust. These investments include the S&P 500 Index, Mid Cap Equity Index, Small Cap Equity Index, Emerging Markets Index Funds and Treasury Inflated Protected Securities, each of which is a bank collective trust fund. Fees associated with the management of these funds qualify as party-in-interest transactions. An affiliate of the Trustee also served as a counterparty to one of the Trust’s synthetic investment contracts at November 30, 2007 and 2006.
The Plan, through the Trust, has invested in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. As of November 30, 2007 and 2006, the Plan’s interest in the Company Stock Fund represented 435,473 and 355,622 shares with a fair market value of $98,695,601 and $69,275,165, respectively. Purchases of $19,392,309 and $11,198,607 and sales of $3,369,258 and $2,417,660 of the Firm’s common stock were made through the Company Stock Fund during the years ended November 30, 2007 and 2006, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.
8.	Tax Status
The Internal Revenue Service has determined and informed the Firm by a letter dated September 23, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Firm believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Internal Revenue Code.
9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to the Form 5500:
(in thousands)

	As of November
	2007	2006
Net assets available for benefits per the financial statements	$4,354,095	$3,933,495
Less: Adjustment from contract value to fair value	(1,612)	—
Less: Amounts allocated to withdrawing participants	(15,869)	(13,780)

Net assets available for benefits per the Form 5500	$4,336,614	$3,919,715

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

The following is a reconciliation of benefits paid to participants from the Plan’s financial statements to the Form 5500:
(in thousands)

	As of November
	2007	2006
Benefits paid to participants per the financial statements	$158,120	$147,273
Add: Amounts allocated to withdrawing participants, end of year	15,869	13,780
Less: Amounts allocated to withdrawing participants, beginning of year	(13,780)	(16,969)

Benefits paid to participants per the Form 5500	$160,209	$144,084

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30, 2007 and 2006 but had not yet been paid as of that date.
10.	Plan Mergers
Effective October 1, 2007, the First Options Profit-Sharing and 401(k) Plan was merged into the Plan, resulting in the transfer of $36,375,132 in net assets into the Trust. All assets were liquidated at fair market value and the cash proceeds were transferred into the Trust as of the effective date of the merger.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Notes to Financial Statements, Continued
November 30, 2007 and 2006

11.	Financial Instruments with Off-Balance-Sheet Risk in the Trust
In accordance with the investment strategy of the managed accounts, the Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.
Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.
Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s market risk by holding or purchasing offsetting positions.
As a writer of option contracts, the Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.
The Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.
All derivative financial instruments are carried at fair value. The fair values of the Trust’s derivative financial instruments as of and for the periods ended November 30, 2007 and 2006 are as follows:

(in thousands)
	As of
	November 2007		November 2006
	Assets	Liabilities	Assets	Liabilities

Forward settlement contracts	$122	$316	$81	$861
Option contracts	2,058	2,464	4,556	6,742
Swap contracts	211,205	207,522	85,749	78,820
Futures contracts	4,169	3,733	1,953	2,695

Totals	$217,554	$214,035	$92,339	$89,118

Investments sold, but not yet purchased by the Trust as of November 30, 2007 and 2006 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Trust’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.
The Trust’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.
12.	Subsequent Events
Effective January 1, 2008, the Plan was amended to incorporate a 401(k) safe harbor design, and was renamed the “Goldman Sachs
401(k) Plan.” In connection with this design change, the Plan has discontinued the annual discretionary “Profit Sharing Contribution,” and has instead instituted a dollar-for-dollar Firm matching contribution up to 4% of total compensation, capped by applicable statutory limitations. Additionally, the Firm will allocate to each participant employed on the last day of its fiscal year the excess (if any) of $6,000 over 4% of the participant’s total eligible compensation as a non-elective “supplemental” contribution. Both the 4% Firm matching contribution and the supplemental contribution will be immediately vested. All other terms of the Plan remain the same.
Effective January 1, 2008, the Plan’s Plan Year was modified to be the 12 month period commencing on January 1 and ending on the following December 31.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

(in thousands)
		Current
Description	Cost ($)	Value ($)

Loans to participants* (5.0-10.5%, 12/31/2007 - 11/30/2017)	$-	$20,813
* denotes party in interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING RETIREMENT INCOME PLAN

Members of the Administrative Committee

By:	/s/ Edina Jung

Name: Edina Jung

By:	/s/ Richard J. Stingi

Name: Richard J. Stingi
     Date: May 27, 2008

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm